UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On December 31, 2009, NTS Mortgage Income Fund, Inc., (the "Fund") entered into a First Amendment to Services and Development Agreement ("First Amendment") with Residential Management, a Kentucky corporation ("Residential"). The First Amendment extends the term of the Services and Development Agreement ("Agreement") for a 90-day period until March 31, 2010. The Agreement, which was entered into effective January 1, 2009, and was for a period of one year, ending on December 31, 2009, superseded and replaced all of the Fund's previous property management agreements except for the Advisory Agreement between the Fund and NTS Advisory Corporation, which continues to remain in effect. Other than extending the term of the Agreement, the First Amendment does not modify any other provisions of the Agreement and the calculation of compensation and expense reimbursements to be received by NTS remains the same.

Also, on December 31, 2009, the Audit Committee of the Fund received a letter from Residential and NTS Development Company, a Kentucky corporation, containing Residential's and NTS' agreement to defer payment of amounts due them from the Fund evidenced by promissory notes, and to make advances to cover expenses of the Fund not otherwise evidenced by promissory notes as of December 10, 2009 through March 31, 2010. As of December 31, 2009, the Fund owed $4,441,567 to NTS and its affiliates. Unless Residential and NTS otherwise agree, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to National City Bank. NTS and its affiliates most likely will require that the Fund and its subsidiaries execute promissory notes evidencing the obligation to repay the deferred amounts and the advances. Based on the Fund's current budget, it is unlikely that the Fund and its subsidiary will generate sufficient revenue to repay the promissory notes in full on a timely basis. The Fund intends to seek an extension on the maturity date for the notes or refinance the unpaid balance prior to the current maturity. There can be no assurance that an acceptable extension or refinancing of the promissory notes will be achieved prior to maturity, or at all.

Copies of the executed documents are attached to this Current Report on Form 8-K as Exhibits 10.1 and 10.2 and are incorporated in their entirety in this Item 1.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   Exhibits:
        10.1   First Amendment to Services and Development Agreement
        10.2   Letter to the Audit Committee dated December 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: January 6, 2010

FIRST AMENDMENT TO

SERVICES AND DEVELOPMENT AGREEMENT

THIS FIRST AMENDMENT TO SERVICES AND DEVELOPMENT AGREEMENT (the "Agreement") is made and entered into as of the 31st day of December, 2009, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation ("Fund"), and RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("Residential")

RECITALS

A.   Effective as of January 1, 2009, Fund and Residential entered into that certain Services and Development Agreement (the "Agreement"), which provided that Residential would manage, develop and operate the Fund's real properties as set forth in the Agreement.

B.   The Agreement was not renewed by the Fund in accordance with the automatic renewal provisions of the Agreement, but the parties have agreed to extend the term of the Agreement until March 31, 2010, and to modify the provisions contained in Sections 2.2 and 2.3 of the Agreement.

NOW, THEREFORE, in consideration of their mutual undertakings, **IT IS AGREED** by and between the parties hereto as follows:

1.   As of the date of this First Amendment, the Term of the Agreement is hereby extended through March 31, 2010.

2.   Section 2.2 of the Agreement is hereby modified and amended to read as follows:

"Subject to Section 2.3 hereof, the term of this Agreement shall be for a period commencing on the effective date hereof and ending on March 31, 2010 (the "Term")."

3.   Section 2.3 of the Agreement is hereby amended and modified to read as follows:

"This Agreement may be renewed only by written agreement of both parties on or before the expiration of the Term."

4.   This First Amendment may be signed in multiple counterparts, and, when counterparts are executed by all parties, such counterparts shall be deemed an original instrument.

5.   The parties agree that except as expressly amended or modified above, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have entered into this First Amendment to Services and Development Agreement as of the date first written above.

FUND:

NTS MORTGAGE INCOME FUND, a Delaware corporation

By: _____
     Brian F. Lavin
     Chief Executive Officer and President

RESIDENTIAL:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By: _____
     Gregory A. Wells
     Executive Vice President



10172 Linn Station Road
Louisville, Kentucky 40223

December 31, 2009

To the Audit Committee of the Board of Directors of NTS Mortgage Income Fund (the "Audit Committee"):

NTS Development Company and Residential Management Company (collectively referred to herein as "NTS") agree to defer amounts owed to them by the NTS Mortgage Income Fund or its subsidiaries (the "Fund") as of December 31, 2009, and to permit any such amounts to accrue from the date of this agreement through March 31, 2010, other than as permitted by cash flows of the Fund. As of December 31, 2009, the Fund owed $4,441,567 to NTS and their affiliates.

NTS further agrees to advance to the Fund such monies as are reasonably necessary to cover any shortfalls for expenses incurred between December 31, 2009 and March 31, 2010, and for those expenses provided for in the Fund's 2010 Budget as approved by the Fund's Board of Directors through March 31, 2010. Unless NTS otherwise agrees, any such advances shall exclude any principal repayments on the mortgage note owed by the Fund to National City Bank.

The terms of any deferrals or advances from NTS will be presented to the Audit Committee for prior approval and may be documented through a promissory note or notes from the Fund to NTS or their affiliates which shall mature on March 31, 2010. Any amounts so deferred or advanced by NTS shall accrue interest at the same rate as the NTS cost of funds rate which is currently 5.34%.

NTS has the financial ability to allow such deferrals and advances and will provide evidence of such upon reasonable request of the Audit Committee.

J. D. Nichols
Chairman of NTS Development Company
and Residential Management Company

Brian F. Lavin
President of NTS Development Company
and Residential Management Company